FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 15, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not r equired to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 2006 Annual General Shareholders’ Meeting”, dated June 15, 2006

2.	Taiwan Stock Exchange filing entitled, “The Company's notice to creditors that a resolution of the merger between AUO and QDI was passed at the Annual Shareholder's Meetings of both AUO and QDI on June 15, 2006”, dated June 15, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 15, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

     AU Optronics Corp.
June 15, 2006
English Language Summary

Subject:	The major resolutions of AUO 2006 Annual General Shareholders’ Meeting

Regulation:	Published pursuant to Article 2-18 of the Taiwan Stock Exchange's Operating
Procedures for the Publication of Material Information by Listed Companies

Date of events:	2006/06/15

Content:

1.	Date of the shareholders' meeting: 2006/06/15

2.	Important resolutions:

	(1)	The ratification of 2005 business report and financial statements.

	(2)	The approval of the proposal for 2005 profits distribution.

	(3)	The approval of the capitalization of 2005 stock dividends and employee stock bonus.

	(4)	The approval of the merger with Quanta Display Inc. (“QDI”) and issuance of new common shares to shareholders of QDI.

	(5)	The approval of the revisions to “Articles of Incorporation”.

	(6)	The approval of the revisions to the “Rules for the Election of Directors and Supervisors”.

	(7)	The approval of the revisions to the “Guidelines for Endorsements and Guarantees”.

	(8)	The approval of the proposal to opt for tax benefits on the issuance of new common shares in 2005 in accordance with the Statute of Upgrading Industries.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4.	Any other matters that need to be specified: For more details, please refer to the he Company’s resolution notice of 2006 Annual General Shareholders’ Meeting posted on the URL site of http://www.auo.com/auoDEV/investors.php?sec=invInfo&func=information&ls=en

Item 2

     AU Optronics Corp.
June 15, 2006
English Language Summary

Subject:	The Company's notice to creditors that a resolution of the merger between AUO and QDI was passed at the Annual Shareholder's Meetings of both AUO and QDI on June 15, 2006

Regulation:	Published pursuant to Article 2-48 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:	2006/06/15

Content:

1.	Date of the shareholders' meeting: 2006/06/15

2.	Important resolutions:

	(1)	Date of occurrence of the event: 2006/06/15

	(2)	Name of the company: AU Optronics Corp.

	(3)	Relationship to the company (listed company or affiliated company): Listed company

	(4)	The shareholding ratios of mutual holding: N/A

	(5)	Cause of occurrence: Pursuant to Paragraph 1, Article 23 of Business Mergers and Acquisition Act, AUO hereby provides notice that a resolution of the merger between AUO and QDI was passed at the Annual Shareholder's Meetings of both AUO and QDI on June 15th , 2006.

The record date of said merger is tentatively scheduled on October 1st 2006 (the Merger Closing Date) with AUO being the surviving company and QDI being the dissolved company. Pursuant to Article 75 of Company Law and Article 24 of Business Mergers and Acquisition Act, AUO shall assume all rights and obligations of QDI immediately after said Merger Closing Date.

Creditors of AUO having dissent from said merger are hereby notified to present, by hand delivery or by post (dated by the stamp), written notice along with certificates of such obligation(Creditors with dissent bear the burden of proof with regard to their obligatory rights) to AUO no later than July 24th, 2006. Failure to do so shall be deemed consent to such merger.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: N/A